Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter ended
	March 26, 2010	March 27, 2009
Loss from continuing operations before income taxes	$(104)	$(68)
Add (deduct):
Fixed charges	110	104
Capitalized interest	(1)	(3)
Amortization of capitalized interest	1	1
Equity in (earnings)/losses related to certain 50% or less owned affiliates	5	3
Distributions on preferred units	(2)	(2)

Adjusted earnings	$9	$35

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$96	$87
Capitalized interest	1	3
Distributions on preferred units	2	2
Portion of rents representative of the interest factor	11	12

Total fixed charges and preferred unit distributions	$110	$104

Ratio of earning to fixed charges and preferred unit distributions	—	—
Deficiency of earnings to fixed charges and preferred unit distributions	$(101)	$(69)

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